

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

<u>Via E-mail</u>
Mr. Thomas O'Neill
Vice President and Treasurer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

> **Re: EnerSys**
> **Schedule TO-I**
> **Filed May 1, 2015**
> **File No. 005-80416**

Dear Mr. O'Neill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide an analysis as to whether the call for redemption and the conversion right are arrangements to purchase, and/or could result in purchases of, the notes apart from the tender offer under Rule 14e-5.

2.   We understand that the notes became convertible at the current conversion price on March 1, 2015, and that this right originally extended until June 1, 2038. We also understand that the company issued a redemption notice on May 7, 2015 which had the effect of shortening the conversion period so that it expires on June 5, 2015. It appears that this shortening of the conversion period could have the effect of transforming the conversion right into a tender offer as of May 7, 2015, given that the conversion could be for cash and is at a specified price and for a specified, limited time period. Please

provide an analysis as to whether the conversion right is in fact a tender offer, or demonstrate how, with respect to the conversion right, you have already complied with all the disclosure and procedural rules applicable to a tender offer, other than the filing of a Schedule TO explicitly pertaining to the conversion right. Please also tell us what consideration you gave to disclosing the actual conversion price in clear terms, based on a recent stock price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Stacy J. Kanter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP